UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras collaborates with new phase of Lava Jato operation

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Rio de Janeiro, September 11, 2020 - Petróleo Brasileiro S.A. - Petrobras informs that yesterday, the 74th phase of Lava Jato operation (Car Wash) was launched, in which the Federal Prosecutors and the Federal Police are investigating possible wrongdoing in connection with exchange contracts signed with Banco Paulista, as well as alleged improper payments to three Company employees, between 2008 and 2011. The estimated amount of the damage caused to Petrobras due to the alleged wrongdoing is US$ 18 million.

The Company is actively cooperating with the authorities in the investigation and providing assistance in the production of evidence that resulted in this operation.

Petrobras reaffirms and reinforces its commitment against corruption.

The Company is a victim of the crimes uncovered by Operation Car Wash, and is recognized as such by the Federal Public Ministry and the Supreme Court. Petrobras has collaborated with the investigations since 2014, and acts as co-plaintiff in 18 ongoing administrative improbity actions filed by the Federal Public Prosecutor's Office and the Federal Government, in addition to being an assistant prosecutor in 71 criminal actions related to illegal acts investigated by Car Wash Operation.

Over the past few years, Petrobras has continued to implement a number of governance and compliance measures.

This report on Form 6-K shall be deemed to be incorporated by reference into (i) the Offer to Purchase dated September 10, 2020, relating to the previously announced tender offers by Petrobras Global Finance B.V., a wholly-owned subsidiary of Petróleo Brasileiro S.A. – Petrobras, and (ii) the Registration Statement on Form F-4 No. 333-239714, filed with the Securities and Exchange Commission (“SEC”) on July 6, 2020, as amended on July 28, 2020, and the related prospectus, filed with the SEC pursuant to Rule 424(b)(3) on August 17, 2020.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Phone: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act), that reflect the expectations of the Company's management. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 11, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer